Exhibit 2.3
DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Detour Gold Corporation (“Detour Gold” or the “Company”) should be read in conjunction with the audited financial statements of Detour Gold Corporation for the periods ended December 31, 2007 and 2006 which have been prepared in accordance with Canadian generally accepted accounting principles. This MD&A covers the most recently completed fiscal year of Detour Gold and the subsequent period up to March 10, 2008. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.
This MD&A contains certain forward-looking statements. Please see the cautionary language on page 18.
Overview
The Company was incorporated on July 19, 2006 as 6600964 Canada Inc. pursuant to the Canada Business Corporations Act. Pursuant to articles of amendment filed on August 21, 2006, 6600964 Canada Inc. changed its name to Detour Gold Corporation and removed its private company restrictions. The Company is in the business of acquiring, exploring and developing mineral properties. The Company currently has no producing properties.
Detour Gold executed an asset purchase agreement with Pelangio Mines Inc. (“Pelangio”) to acquire the Detour Lake property in northern Ontario on August 21, 2006, which was subsequently amended on September 21, 2006, October 4, 2006 and on January 8, 2007 (as amended, the “Purchase Agreement”).
The Detour Lake property is in excess of 240 square kilometres. The core of the project is located in the Porcupine Mining Division of Ontario, approximately 180 kilometres northeast of Timmins. The project hosts the Detour Lake gold deposit, which contained, at the time of the Purchase Agreement, an indicated resource of 20.0 million tonnes grading 2.14 g/t gold containing 1,379,500 ounces and an inferred resource of 35.4 million tonnes grading 1.8 g/t containing 2,035,650 ounces. The mineral resource was contained within two pits (West Pit and Calcite Zone) based on a gold price of US$450 per ounce. The Detour Lake property consists of certain exploration property surrounding the former Detour Lake mine (the “Detour Gold Exploration Lands”), and an option to acquire the Detour Lake mine property (the “Mine Option Property”), from Placer Dome (CLA) Limited (“Placer”) (now, Goldcorp Canada Ltd.) (“Goldcorp”), all located on the Abitibi Greenstone Belt. The Detour Gold Exploration Lands include: Block A, B, C, D and E; claims acquired through staking; and claims purchased from a third party. Block A is currently subject to an option agreement between the Company and Trade Winds Ventures Inc. (“Trade Winds”). Trade Winds completed its exploration commitments and has earned its 50% interest, which is subject to the execution of a formal Joint Venture Agreement currently under negotiation. The Mine Option Property is the site of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999. In January 1995, Placer filed a closure plan and the mine site officially closed in July 1999. The site is currently being rehabilitated by Goldcorp according to the 1995 closure plan.
On January 31, 2007, the Company completed the acquisition of the Detour Lake property from Pelangio, concurrently with the closing of its $35 million Initial Public Offering (“IPO”).
During 2007, the Company carried out an aggressive drilling program on its flagship Detour Lake property with the objective of increasing the mineral resources. In December 2007, the Company released a NI 43-101 compliant mineral resource update that included the results from its Phase I (134

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
holes totaling 49,322 metres) drilling program. The updated open pit resource (capped at 20 g/t gold) contained 4.8 million ounces in the measured and indicated categories (89.9 million tonnes grading 1.67 g/t) and 3.0 million ounces in the inferred category (63.3 million tonnes grading 1.49 g/t), using a gold price of US$575 per ounce (cut-off grade of 0.64 g/t gold). This NI 43-101 current resource is contained within one large pit, located in the area of the former Detour Lake mine. In October 2007, the Company awarded several contracts for the start of a feasibility study, which is expected to be completed by the end of 2008.

Information Concerning Estimates of Measured, Indicated and Inferred Resources
This MD&A uses the terms “measured resources”, “indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except for a Preliminary Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.
Property Description
The Detour Lake property comprises certain mining claims, staked claims and mining leases located in Hopper Lake Area, Lower Detour Lake Area, West of Sunday Lake Area and Sunday Lake Area, Porcupine Mining Division of northeastern Ontario, and Massicotte Township, Quebec. As part of the acquisition, the Company also acquired all applicable contracts, geological data, technical reports and studies, core samples, licences, permits, property, plant, equipment and fixed assets located on or relating to the Detour Lake property and assumed certain liabilities related to the Detour Lake property. The consideration paid by the Company to Pelangio for the Detour Lake Property consisted of:
1.	20,000,000 common shares of the Company, paid at the time of closing of the acquisition on January 31, 2007.

2.	$5,000,000 cash (of which a $1,000,000 deposit had been paid on August 30, 2006 and the remaining $4,000,000 was paid on January 31, 2007).

3.	Funding of an approved work program, budgeted at up to approximately $2,500,000 with respect to the exploration and development of the Detour Lake property from August 21, 2006 to January 31, 2007. The Company spent $523,000 on exploration expenses on the property during the period ended December 31, 2006 and a further $1,010,000 in January 2007.
Exploration Activities
Mine Option Property
Detour Gold commenced its Phase I drilling program on the Detour Lake deposit in January 2007. By mid-July, the Company had completed the Phase I program with 134 holes totaling 49,322 metres with all drill results released by November 2007 and available on the Company’s website. The Phase I drilling program was designed to expand beyond the December 2006 near-surface mineral resource and convert a large portion of the inferred resources to the indicated category. The December 2006 mineral resource estimate contained 1.4 million ounces of gold in the indicated category (20.0 million tonnes grading 2.14 g/t) and 2.0 million ounces of gold in the inferred category (35.4 million tonnes grading 1.80 g/t), using a

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
US$450 per ounce gold price and a cut-off grade of 0.85 g/t gold. It was contained within two Lerchs Grossman optimizer open pit designs (West Pit and Calcite Zone), located in the area of the former Detour Lake mine, which produced 1.8 million ounces of gold from 1983 to 1999.
The Phase I drilling focused between surface to 350 metres depth over a strike length of 1.6 kilometres, on a 40 metre east-west and 80 metre north-south grid, covering such areas as the Gap Zone (area between the West Pit and Calcite Zone) and Calcite Zone that had very limited drilling in the past. The Company released a new resource estimate in December 2007, which included the results from Phase I and surface and underground historical drill holes (Amoco, Dome, Place Dome and Pelangio amounting to 4,911 holes totaling 533,721 metres).
December 2007 Mineral Resource

		Grade Capped	Gold Ounces
Resource	Tonnes	at 20 g/t Au	(capped)
Category	(millions)	(g/t Au)	(000’s)

Measured	19.7	1.93	1,221
Indicated	70.2	1.60	3,610

Total (M&I)	89.9	1.67	4,831

Inferred	63.3	1.49	3,025

Notes:

(1)	The mineral resources are classified as measured, indicated and inferred, and comply with the CIM mineral resource definitions referenced in National Instrument 43-101.

(2)	Base case assumes a gold price of US$575/oz gold and US exchange rate of $1.12 (cut-off grade of 0.64 g/t gold).

(3)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(4)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured resource category.
Details of the methodologies used in the mineral resource estimate are available in the NI 43-101 Technical Report that was filed on SEDAR in January 2008.
The Phase II drilling program started in July 2007 and by the end of 2007, Detour Gold had completed 170 holes totaling 60,175 metres (for a combined Phase I and II total of 304 holes totaling 109,497 metres in 2007). On January 16, 2008 and February 12, 2008, the Company released the results of 72 holes from its Phase II drill program completed in 2007. The results continue to confirm the grade and continuity of the Detour Lake deposit and to indicate the potential expansion of the deposit to the east and west of the Calcite Zone. Drilling resumed in January 2008, for the continuation of the Phase II program which was increased to a total of 120,000 metres. The Phase II program is expected to be completed by the second quarter of 2008.
The Detour Lake deposit has been traced over a strike length of 2.5 kilometres along the east-west Sunday Lake Deformation Zone. The mineralized corridor remains open west of the Calcite Zone and east of the West Pit over a total distance of 10 kilometres on Detour Gold’s property. The mineralized system is also open to the north, in the hanging wall outside of the 200 metre wide corridor. Gold mineralization within the corridor typically consists of multiple, sub-vertical, 5-to-25-metre wide zones grading between 1.0 to 3.0 g/t gold.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
In the fall of 2007, Detour Gold awarded several contracts for the start of the feasibility study. The contract for open pit geotechnical investigations (pit slope design) was allocated to Golder Associates. Metallurgical testwork will be conducted by SGS Lakefield of Lakefield, Ontario under the supervision of Melis Engineering Ltd. of Saskatoon, Saskatchewan. Detailed mine design and pit optimization will be conducted by Patrice Live, Eng., from Montreal-based Breton, Banville & Associates (BBA). In January 2008, the Company retained Met-Chem Canada Inc. with the assistance of Micon International Ltd. to lead and manage the feasibility study. The total budget for the feasibility study contractors, excluding the drilling, amounts to approximately $5.0 million.
Block A
On the Block A property, during the winter of 2007, Trade Winds and Detour Gold completed 53 drill holes totaling approximately 13,000 metres testing the M Zone structural corridor from surface to a depth of 300 metres. On October 16, 2007, Trade Winds announced the final drill results of its 2007 program. The Company intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds. Trade Winds is the operator during the exploration phase.
Outlook for 2008
The Detour Lake property, being the only asset of the Company, will remain the focus of exploration and development efforts over the short to medium term. The Company will continue to advance the development of the project towards production. The Company’s management has outlined the following program for the 2008 fiscal year:
▪	Complete a systematic 40 metre grid infill drill program on the Detour Lake deposit. This 2008 drill program (Phase II extension) will approximate 60,000 metres, of which 24,711 metres have been completed as of March 10, 2008. The program will be completed in the second quarter of 2008 at an estimated cost of approximately $12 million.

▪	Release a mineral resource estimate by mid-2008, which will include Phase I and a portion of Phase II drilling currently ongoing.

▪	Complete a feasibility study by the end of 2008 at an estimated cost of approximately $5 million.

▪	Complete a 12,000 metre exploration program, testing targets outside of the main deposit area, at an estimated budget of $2 million. As of March 10, 2008, the program is 67.5% complete.

▪	Commence environmental studies, mainly an Environment Impact Assessment, at an estimated cost of $2.7 million for 2008.

▪	Seek new opportunities in low-political risk jurisdictions.
Market Trends
The Company’s profitability depends upon the world market price of gold. Gold prices have been increasing over the past three years. Overall, the gold price increased from US$410 per ounce in 2004 to US$445 per ounce in 2005, and although there was some volatility in late 2006, the average price over the year — US$604 per ounce — was still a substantial increase from 2005. The gold price has averaged

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
US$695 per ounce during 2007 and closed at US$836.50 on December 31, 2007. The closing gold price at March 10, 2008 was US$969.25.
Selected Annual Information
The financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	December 31 2007	December 31 2006
	$	$
Interest Income	1,162,600	59,225
Operating Expenses	22,853,375	646,385
Net Loss	11,942,050	587,160
Basic and Diluted loss per share	0.32	0.12
Total Assets	128,138,922	9,548,048
Long-Term Liability	21,432,450	—
Detour Gold was incorporated on July 19, 2006 and did not commence significant activity until January 2007 when the Company completed its IPO of $35 million and the acquisition of the Detour Lake property from Pelangio. The increase in interest income from 2006 to 2007 is reflective of a higher average cash balance during 2007. The Company’s accounting policy is to expense exploration expenses until the reception of a positive feasibility study on its property; consequently, the operating expenses include $17,561,066 in 2007 versus $523,000 in 2006. At the time of closing the transaction contemplated by the Purchase Agreement in January 2007, Detour Gold and Pelangio agreed for income tax purposes, to select a transfer price jointly under the Income Tax Act of not less than $10,300,000 which created a long-term future income tax liability of $32,305,000. This amount was adjusted to $21,432,450 at the end of the year to reflect the increase in the property value for tax purposes due to the expenses incurred and changes in future tax rates.
Results of Operations
The Company’s net loss for the year ended December 31, 2007 was $11,942,050 compared to $587,160 for the period from July 19, 2006 to December 31, 2006. The 2006 loss consisted mainly of exploration expenses of $523,000 with respect to the approved work program with Pelangio. During the 12 month period ended December 2007, operating expenses totaled $22,853,375 with the main contributors being: (1) $17,561,066 in exploration expenses of which $16,420,739 was directed towards its Detour Lake project. Drilling and assaying activities accounted for $10,653,232 of this amount and another $3,171,883 was used to operate/supervise the drilling program and other related activities at the site; (2) non-cash stock-based compensation of $2,659,164 was recorded in relation to the stock options granted in 2007 and for which the expense is recognized over the vesting period; and (3) salaries and management fees of $1,503,493.
This was offset by a $9,749,179 non-cash future tax assets recovery generated mainly by the exploration and other expenses incurred in 2007.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
On Block A, where Trade Winds has earned a 50% interest, both companies conducted a common exploration drilling program in 2007. Trade Winds is the operator during the exploration phase. For the period ended December 31, 2007, the Company’s share of exploration expenses was $1,088,116 and was mainly related to drilling and assaying of $729,673. The Company intends to continue its exploration activities on Block A, subject to entering into a joint venture agreement with Trade Winds.
Summary of Quarterly Results

					July 19, 06
	Fourth	Third	Second	First	(Inception)
	Quarter	Quarter	Quarter	Quarter	to December
In Canadian dollars	2007	2007	2007	2007	31, 2006
Interest income	280,738	304,713	330,050	247,099	59,225
Net Loss (Earnings)	(2,182,173)	5,776,608	4,569,445	3,778,170	587,160
Loss (Earnings) per share(1)	(0.07)	0.14	0.11	0.14	0.12

(1)	Loss per share remains the same on a fully diluted basis
During the period from the Company’s incorporation on July 19, 2006 to December 31, 2007, the Company’s activities have consisted substantially of establishing a business plan for the acquisition of the Detour Lake property. On January 31, 2007, the Company successfully completed an IPO and raised $35,000,000, with such funds directed towards the advancement of the Detour Lake property. The decline in interest income over the last two quarters of 2007 is a result of decreasing cash balances on hand due to the incremental exploration expenditures. The earnings of the fourth quarter of 2007 is directly related to a $9,259,179 non-cash year-end tax adjustment entry to reflect the increase in the property value for tax purposes as a consequence of the 2007 expenses incurred and change in future tax rates.
Liquidity
Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. On January 31, 2007, the Company successfully completed its IPO of 10,000,000 common shares on the Toronto Stock Exchange (“TSX”). The common shares were issued at a price of $3.50 per share for total gross proceeds to the Company of $35,000,000.
As part of the IPO, 500,000 broker warrants with an exercise price of $3.85 and expiry date of January 31, 2008 were issued. All warrants were exercised in 2007 except for 31,500 which were exercised in January 2008. The exercise of the warrants generated proceeds of $1,925,000.
On February 21, 2008, Detour Gold announced that it had completed a bought deal private placement of 4,000,000 special warrants (the “Special Warrants”). The Special Warrants were issued to investors under applicable prospectus exemptions at a price of $16.30 per Special Warrant, representing aggregate gross proceeds of $65,200,000. Each Special Warrant entitles the holder to acquire, for no additional consideration, one common share of Detour Gold. The net proceeds of the offering will be used mainly to advance the exploration and development of the Detour Lake project. The private placement was underwritten by a syndicate of underwriters led by BMO Capital Markets (“BMO”) and a 5% cash commission was paid in relation to the placement.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
From the period between January 31, 2008 and the date of this MD&A, 126,400 stock options priced at $6.09 and 183,000 priced at $3.50 were exercised and accordingly, $1,410,276 was added to the Company’s cash balance.
The Company has not yet determined whether its property contains economically recoverable reserves. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to advance its projects. Industry and market conditions have allowed the Company to raise $100,200,000 in the last fourteen months but there can be no assurance of continued access to significant equity funding.
As at March 10, 2008, the Company had working capital of approximately $78.1 million which is sufficient to fund its known commitments and current work plan beyond 2008.
All funds are currently held in cash, bankers’ acceptances, or term deposits. The Company held no asset backed commercial paper at any time during the period.
As at December 31, 2007, the Company had operating lease obligations terminating in 2010 as follows: 2008 — $148,000, 2009 — $148,000, 2010 — $37,000. Apart from the above lease arrangements, the Company is not a party to any other lease or short or long-term contractual obligations that could adversely affect its working capital.
The Company has no long-term contractual obligations.
Capital Resources
The Company had no material commitments for capital expenditures as of December 31, 2007. The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.
Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements.
Transactions with Related Parties
The Company had the following transactions with related parties during the period ended December 31, 2007.
Hunter Dickinson Inc. (“HDI”)
HDI carries out investor services, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company on an as-needed and as-available basis. The Company reimburses HDI on a full cost-recovery basis. HDI has certain directors in common with the Company.
Costs for services rendered by HDI to the Company totaled $2,359,367, for the year ended December 31, 2007.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Pelangio
On January 31, 2007, the Company acquired the Detour Lake property from Pelangio through the issuance of common shares of the Company and cash (the “Property Acquisition”). Pelangio is a Canadian public company which, as a result of this share issuance, became a significant shareholder of the Company effective January 31, 2007. To effect the Property Acquisition, the Company issued 20,000,000 common shares and paid $5,000,000 to Pelangio. In addition to the Property Acquisition, the Company also paid to Pelangio $1,533,840 for exploration work conducted on a cost-recovery-only basis on the Company’s behalf at the Detour Lake property during the period from August 21, 2006 to January 31, 2007.
Director and Officer
During the year ended December 31, 2007, the Company paid fees totaling $13,848 to a director of the Company and $80,269 to a company owned by an officer of the Company for consulting and management services.
Fourth Quarter
During the fourth quarter of 2007, the Company’s expenses totaled $7,357,746. Exploration expenses accounted for $5,110,069 and $1,085,225 was attributable to the stock-based compensation as the expense for stock options granted is recognized over their vesting period. The expenses were offset by a non-cash year-end tax adjustment of $9,259,179 year-end tax adjustment entry to reflect the increase in the property value for tax purposes as a consequence of the 2007 expenses incurred and change in future tax rates. Future similar tax entries will be recorded on a quarterly basis.
Proposed Transactions
There are no material proposed asset or business acquisitions that have been approved by the board of directors requiring disclosure.
Critical Accounting Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses and expenses during the reporting period. Significant areas requiring the use of management estimates include the estimation of mineral resources, the determination of potential impairments of mineral property interest, the valuation of future income tax assets and liabilities, the rates of amortization of property and equipment, the assumptions used in determining asset retirement obligations and the fair value of stock-based compensation and other stock-based payments. Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Mineral resource
On December 11, 2007, the Company’s reported a NI 43-101 compliant mineral resource estimate for the Detour Lake project. The project contains a measured resource of 19.7 million tonnes grading 1.93 g/t (1.2 million ozs), an indicated resource of 70.2 million tonnes grading 1.60 g/t (3.6 million ozs) and an inferred resource of 63.3 million tonnes grading 1.49 g/t (3.0 million ozs). This estimate assumed a US$575/oz gold price, a cut-off grade of 0.64 g/t and US exchange rate of $1.12. The mineral resource estimate was prepared for the Company by Thon Consulting and audited by Micheal W. Kociumbas, P. Geo., Vice-President of Watts Griffis McOuat Limited, Consulting Geologists and Engineers.
Property and Equipment
As at December 31, 2007, the Company’s net value of its property and equipment was $387,420. The assets were purchased at a cost of $408,499 and are being amortized over the estimated useful lives
Future Income Tax Asset and Liability
At the time of closing the transaction contemplated by the Purchase Agreement in January 2007, Detour Gold and Pelangio agreed for income tax purposes, to select a transfer price jointly under the Income Tax Act of not less than $10,300,000 which created a long-term future income tax liability of $32,305,000 due to a temporary tax difference. This amount was adjusted to $21,432,450 at the end of the year to reflect the increase in the property value for tax purposes as expenses incurred during the year qualified for Canadian Exploration Expenses and Canadian Exploration and Development Overhead Expenses combined with changes in future tax rates.
Stock-based compensation
The Company recorded stock-based compensation expense of $2,659,164 for the year ended December 31, 2007. The stock-based compensation expense is based on an estimate of the fair value on the grant date of stock options issued. This accounting required estimates of interest rates, life of options, stock price volatility and the application of the Black-Scholes option pricing model.
Changes in Accounting Policies including Initial Adoption
On December 1, 2006, the CICA issued three new accounting standards: Handbook section 1535 — Capital Disclosures, Handbook section 3862 — Financial Instruments, Disclosures and Handbook section 3863 — Financial Instruments, Presentations. Those standards are summarized in the notes to the Financial Statements and are applicable for periods beginning on January 1, 2008. The Company is currently assessing the impact of the new accounting standards on its financial statements.
Financial Instruments and Other Instruments
The Company has not used any hedging or other financial instruments in the current fiscal year to date or in the prior three fiscal years.
Other MD&A Requirements
Additional information, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Disclosure of Outstanding Share Data
As at March 10, 2008, the date of this MD&A, the Company had outstanding the following securities:

Number

Common shares	40,809,400
Special Warrants [1]	4,000,000
Share purchase options [2]	2,865,100

1.	Each Special Warrant entitles the holder to acquire, for no additional consideration, one common share of Detour Gold at the earlier of i) June 23, 2008 or ii) the third business day after the date of issuance of a receipt for the final prospectus qualifying the common shares underlying the Special Warrants.

2.	The weighted average price of the options is $5.07.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Control over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Risk Factors
An investment in the Company should be considered highly speculative. The following risk factors should be given special consideration when evaluating an investment in the Company.
Limited Property Portfolio
The Company’s only mineral property is the Detour Lake property. Unless the Company acquires or develops additional material properties, the Company will be solely dependent upon the Detour Lake property. If no additional mineral properties are acquired by Detour Gold, any adverse development affecting the Detour Lake property would have a material adverse effect on Detour Gold’s financial condition and results of operations.
Mining Exploration and Development
The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for, and the development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties that are explored are ultimately developed into producing mines.
The Company’s exploration and future production may be hampered by mining, heritage and environmental legislation, industrial accidents, industrial disputes, cost overruns, land claims and compensation and other unforeseen contingencies. The success of the Company also depends on the

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
delineation of economically recoverable reserves, the availability and cost of required development capital, movement in the price of commodities, securing and maintaining title to its exploration and mining tenements as well as obtaining all necessary consents and approvals for the conduct of its exploration and future development and production activities.
Risks involved in mining operations include unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of any material, any of which could result in damage to life or property, environmental damage and possible legal liability. Further, weather conditions over a prolonged period can adversely affect exploration, production, mining and drilling operations and the timing of earning revenues.
Whether income will result from any of the Company’s projects will depend on the successful establishment of mining operations. Various factors, including costs, actual mineralization, consistency and reliability of ore grades, and commodity prices affect successful project development, future cash flow and profitability, and there can be no assurance that current estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants also can affect successful project development.
The recoverability of amounts for mineral properties and related deferred exploration costs is dependent upon the confirmation of the Company’s interest in the underlying claims, the Company’s ability to obtain necessary financing to complete development, future profitable production or, alternatively, upon disposition of such properties at a profit.
Financial Capability and Additional Financing
The Company has sufficient financial resources to undertake its presently planned exploration and development programs. However, the Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its Detour Lake property. There can be no assurance that the Company will be able to obtain sufficient financing in the future to carry out exploration and development work on the Detour Lake property. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain sufficient financing may result in delaying or the indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of property interest. With respect to the property known as Block A, if the Company cannot obtain adequate funds or funds on reasonable terms it may elect not to fund future work programs on Block A, and its interest in the property will suffer dilution. According to the terms of the Trade Winds Agreement as assigned to the Company by Pelangio, the Company has the option, but not the obligation, to assume operatorship of the project.
There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Additional funds will be required for future exploration and development of the Detour Lake property.
If the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Fluctuating Gold Prices
The Company’s future profitability and viability of development depends upon the world market price of gold, amongst other things. Prices fluctuate widely and are affected by numerous factors beyond the Company’s control. The prices of metals are influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of gold and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of gold and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers.
If the market price for gold falls significantly, it could affect the Company’s decision to proceed with further exploration and could materially and adversely affect the Company’s ability to finance the development of the Detour Lake project. Furthermore, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic.
Gold prices have fluctuated widely in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them.
A decline in the market price of gold may also require the Company to reduce its mineral resources, which could have a material and adverse effect on the Company’s value.
Resource Estimates
The mineral resource figures included herein are estimates only and no assurance can be given that any particular level of recovery of gold or other mineral from resources will in fact be realized or that an identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody which can be economically exploited. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold price may affect the economic viability of any property held by the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, profitability, results of operations and financial condition. Until mineral resources are actually mined and processed, the quantity of mineral and resource grades must be considered as estimates only.
Detour Mine Option
The Mine Option Property is under a mine option (“Mine Option”) from Goldcorp pursuant to the Option and Access Agreement. The Mine Option may be exercised at any time on or before the expiry of 120 days from the date of completion by Goldcorp of the reclamation of the Mine Site. The exercise by the Company of the Mine Option could result in the Company assuming reclamation obligations under the Mine Closure Plan filed with the Director of Mine Rehabilitation, Ministry of Northern Development and Mines (“MNDM”). The Company may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement until the Company either exercises the Mine Option and acquires the Mine Option Property or obtains Goldcorp’s consent to any additional activities. No assurances can be given that Goldcorp would consent to such additional activities or consent on terms acceptable to the Company. Under Ontario law, the option to acquire the Mine Option

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Property automatically expires on December 10, 2019 (the “Expiry Date”), notwithstanding that the option purports to be perpetual. If the option is not exercised by such date, the Company would have no rights under the option against the grantor of the option or its successors. No assurance can be given that the Mine Option will be exercised prior to the Expiry Date.
Permits
There is no assurance that the Company can obtain, or that there will not be delays in obtaining, the permits necessary to develop the Detour Lake Project, including government approvals and permits required in connection with the Company’s future mining operations. Furthermore, the Company may only engage in the exploration activities on the Mine Option Property that are permitted under the Option and Access Agreement, until the Company either exercises the Mine Option and acquires the Mine Option Property, or obtains Goldcorp’s consent to any additional activities. While Detour Gold has received permission from Goldcorp to conduct its 2008 drill exploration program on the Mine Option Property, there is no assurances that Goldcorp will consent to any additional activities or consent on terms acceptable to Detour Gold.
To the extent such approvals or consents are required and are delayed or not obtained, the Company may be curtailed or prohibited from proceeding with planned development of, or commencing mining operations on, the Detour Lake property.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of new mining properties.
Aboriginal Title and Rights Claims
Aboriginal title and rights may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. Detour Gold has commenced consultations with both the Moose Cree First Nation and the Taykwa Tagamou Nation respecting its plans for the Detour Lake Project. Detour Gold is not aware of any aboriginal land claims having been formally asserted or any legal actions relating to aboriginal issues having been instituted with respect to the Detour Lake property. However, the Moose Cree First Nation have indicated that there is a need to consult and engage with aboriginal communities respecting the project. There can be no assurance that treaty or aboriginal rights will not be asserted during the course of the consultations. There can be no assurance that such events will not occur or that title and rights claims will not be asserted in the future in respect of the Company’s properties. In addition, other parties may dispute the Company’s title to its properties and its properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Environmental and Safety Regulations and Risks
Environmental laws and regulations affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality. They provide for penalties and other liabilities for the violation of such standards and establish, in certain circumstances, obligations to rehabilitate current and former facilities and locations where operations are or were conducted. Furthermore the permission to operate could be withdrawn temporarily where there is evidence of serious breaches of health and safety, or even permanently in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or non-compliance with environmental laws or regulations. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Permits from a variety of regulatory authorities are required for many aspects of mine development, operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Detour Lake Project, the extent of which cannot be predicted. In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.
Management
The success of the Company is currently largely dependent on the performance of its officers. Shareholders will be relying on the good faith, experience and judgment of the Company’s management and advisors in supervising and providing for the effective management of the business of the Company. There is no assurance the Company can maintain the services of its officers or other qualified personnel required to operate its business. The loss of the services of these persons could have a materially adverse effect on the Company’s business and prospects.
Competitive Conditions
The mining industry is intensely competitive in all its phases, and the Company competes with other companies that have greater financial resources and technical facilities. Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically and businesses compete for the technical expertise to find, develop, and produce such properties, the labour to operate the properties and the capital for the purpose of financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.
The Company’s inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company’s results of operation and business.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Conflict of Interest
Certain directors of the Company also serve as directors of other companies involved in natural resource exploration, development and production. Consequently, there exists the possibility that such directors will be in a position of conflict of interest. Any decision made by such directors involving these other companies will be made in accordance with the duties and obligations to deal fairly and in good faith with the Company and these other companies. In addition, such directors must declare, and refrain from voting on, any matter in which such directors may have a material conflict of interest.
Messrs. Thiessen, and Dickinson who are directors of the Company, are also directors of Hunter Dickenson Inc. (“HDI”). Mr. Thiessen is also a senior officer of HDI. HDI and the Company are parties to a services agreement dated July 19, 2006. Ms. Hibbard and Mr. Olson are each directors and shareholders, and in the case of Ms. Hibbard, an officer, of Pelangio and are also directors of the Company. Pelangio owns approximately 49% of the Company’s outstanding Common Shares, on an undiluted basis.
Government Regulation
The Company’s planned mineral exploration and development activities will be subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development.
Many of the mineral rights and interests of the Company are subject to government approvals, licences and permits. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licences and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or development costs or reduction in levels of production at producing properties, if any, or require abandonment or delays in development of new mining properties.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Reclamation Obligation and Use of Estimates
The Company’s management estimates the cost to complete the reclamation of the Mine Site to be approximately $2.5 million to $5.0 million. These costs would become the responsibility of the Company if the Company assumed the reclamation obligations in connection with the exercise of the Mine Option and acquisition of the Mine Option Property prior to the completion of the reclamation of the Mine Site by Goldcorp. These costs represent management’s estimate of the reclamation obligations based on information currently available to the Company. The actual cost of completing the reclamation could be significantly higher, in which event the Company may decide not to exercise the Mine Option. Management estimates that the reclamation of the Mine Site to the satisfaction of the MNDM will be completed by 2010. The date of completion of the reclamation at the Mine Site is an estimate only and is based upon information currently available to the Company. The actual date of completion of the reclamation could be significantly later.
Limited Operating History
The Company has not yet recorded any revenues from its operations nor has the Company commenced commercial production on the Detour Lake property. The Company does not expect to generate revenues from operations in the foreseeable future. The Company expects to continue to incur losses unless and until such time as the Detour Lake Project enters into commercial production and generates sufficient revenues to fund its continuing operations. There can be no assurance that the Company will generate any revenues or achieve profitability or that the Detour Lake property or any of the properties it may hereafter acquire or obtain an interest in will generate earnings, operate profitably or provide a return on investment in the future. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate. There can be no assurance that significant additional losses will not occur in the near future or that the Company will be profitable in the future. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial productions of its properties are added. The amount and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the Company’s acquisition of additional properties and other factors, many of which are beyond the Company’s control.
Infrastructure
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The Detour Lake Project will need sufficient infrastructure to commence and continue mining operations, and will need access to start-up and ongoing capital to establish and maintain the infrastructure necessary to operate a mine on the Detour Lake property. There is no assurance that such infrastructure can be put in place or that the capital will be available to Detour Gold on satisfactory terms, or at all, in order to build and maintain such infrastructure, which would have a material adverse effect on Detour Gold financial condition and results of operation. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could also adversely affect the Company’s operations, financial condition and results of operations.

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
Joint Ventures
The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s future profitability, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:
i)	disagreement with joint venture partners on how to develop and operate mines efficiently;

ii)	inability of joint venture partners to meet their obligations to the joint venture or third party; and

iii)	litigation between joint venture partners regarding joint venture matters.
Third Party Claims on the Detour Lake Property
Title to, and the area of, resource claims may be disputed and additional amounts may be paid to surface rights owners in connection with any development of mining activity. Although the Company is satisfied, based on due diligence conducted by the Company, that its rights to the Detour Lake property are valid, there may be challenges, including aboriginal land claims, on the Detour Lake property which, if successful, could impair the exploration, development and/or future mining operations.
No History of Earnings or Dividends
The Company has no history of earnings and as such the Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors, including operating results, financial condition and anticipated cash needs.
Insurance and Uninsurable Risks
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, ground or slope failures, fires, floods, earthquakes, cyclones and other environmental occurrences, as well as political and social instability that could result in damage to or destruction of mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining caused by industrial accidents or labour disputes or changes in regulatory environment, monetary losses and possible legal liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations, and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Company.
Forward Looking Statements
This MD&A of the Company contains certain forward-looking information, as defined in applicable securities laws (referred to herein as “forward-looking statements”). Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”,

DETOUR GOLD CORPORATION
YEAR ENDED DECEMBER 31, 2007
FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS
“continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved.
Specifically, this MD&A includes forward-looking statements regarding:
•	the Company’s intent to advance the Detour Lake project towards the development stage, including the Company’s strategies and objectives with respect to the Detour Lake property, and specifically the Mine Option Property;

•	the Company’s planned drilling program and feasibility study for 2008 and the continuation of exploration programs on the Detour Lake property;

•	the Company’s estimate of the quantity and quality of its mineral resources;

•	the acquisition of additional mineral properties by the Company;

•	prices and price volatility for gold;

•	the ability of the Company to obtain all government approvals, permits and third party consents in connection with the Company’s exploration and development activities;

•	the Company’s estimates of any reclamation obligations that would be assumed in connection with the exercise of the Mine Option by the Company prior to the completion of reclamation by Goldcorp;

•	the Company’s future exploration and capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations; and

•	general business and economic conditions.
Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, change in equity markets, the uncertainties involved in interpreting geological data, increase in costs, exchange rate fluctuations and other risks involved in the gold exploration and development industry, as well as those risk factors listed above. Readers are cautioned that the forgoing list of factors is not exhaustive of the factors that may affect the forward-looking statements. Actual results and developments are likely to differ, and may different materially, from those expressed or implied by the forward-looking statements contained in this MD&A Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the following:
•	the availability of financing for the Company’s exploration and development activities;

•	the Company’s ability to attract and retain skilled staff;

•	the estimated timeline for the development of the Detour Lake project;

•	the supply and availability of consumables and services;

•	the accuracy of the Company’s resource estimates and the geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) and operational and price assumptions on which the resource estimates are based;

•	the Company’s ongoing relations with its employees; and

•	general business and economic conditions.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.